Fisher Wallace Laboratories, Inc.

A Delaware Corporation



Annual Report

For Fiscal Year Ending

December 31, 2024

630 Flushing Avenue
Brooklyn, NY 11206

www.fisherwallace.com

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Business Summary



Image of OAK® above is computer generated from the device's CAD files

Fisher Wallace Laboratories, Inc. ("FWL" or "Fisher Wallace") develops and manufactures wearable transcranial alternating current stimulation ("tACS") technology, also known as Cranial Electrotherapy Stimulation ("CES"), for the treatment of neuropsychiatric and cognitive disorders, as well as wellness purposes. In April 2023, following sweeping changes to how the CES category is regulated in the US and Europe, the company ceased marketing its Version 1.0 technology and now focuses on developing and commercializing its Version 2.0 technology, called OAK®. Under temporary FDA clearance previously obtained for the Version 1.0 device, called the Fisher Wallace Stimulator, the company generated over $40 million in revenue through the sale of approximately 100,000 devices prescribed by over 14,000 providers in the US. *See Risk Factors – "As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets."*

Our Version 2.0 technology has been validated in two clinical trials to be rapidly effective and safe when treating depression or anxiety.

We believe the depression and anxiety treatment markets are inadequately served by drug therapy, behavioral therapy, and more cumbersome forms of neuromodulation that require brain monitoring or imaging to be administered in a clinic.. We compete with these standards of care by offering a wearable device that is easy to self-administer by a patient at home, which is safe and rapidly effective, and affordable with or without insurance reimbursement. Our technology may be prescribed via telemedicine and shipped directly to patients, avoiding the need for the patient to commute to a treatment site. The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future. Of note, there is tremendous clinical need within the US Department of Veterans Affairs and among patients served by Medicaid, and we are focused on building distribution within these markets.

We have invested millions of dollars in clinical research and product development over the past several years, with the goal of obtaining new regulatory approval in the US and Europe for our Version 2.0 technology, called OAK®, that was designed in collaboration with the teams behind Beats, Nest, and the HoloLens. In short, we believe that combining the highest quality scientific evidence with world-class industrial design and user experience will differentiate our product from the competition and unlock the potential for this new category of wearable to achieve smartphone scale.

We no longer generate revenue through the sale of Version 1.0 devices, and cannot generate significant revenue again unless we succeed in obtaining new regulatory approval and clearance for, and successfully commercialize, our Version 2.0 technology. *"We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States."*

Intellectual Property

We have filed utility and design patent applications to protect the OAK® hardware, as well as trademark applications to protect the brand. The patents we seek may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We do not consider patent and trademark protection as the only barriers to competition, as significant regulatory approval requirements are also barriers to any competition. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including OAK®, and their respective domain names.

Clinical Trial Results

We sponsored and completed a 4-week clinical trial to validate our Version 2.0 technology for the treatment of Major Depressive Disorder (MDD) in adults. The data is intended to be used to support a Class IIb CE Mark application in Europe (the European equivalent of FDA clearance) and to inform a longer duration pivotal trial that we intend to conduct to support Class III FDA approval. Following is the abstract of the scientific journal article that made public the results of the depression trial:

ABSTRACT

Objective: Major depressive disorder (MDD) is common, but current treatment options have significant limitations in terms of access and efficacy. This study examined the effectiveness of transcranial alternating current stimulation (tACS) for the acute treatment of MDD.

Methods: We performed a triple-blind, fully remote, randomized controlled trial comparing tACS with sham treatment. Adults aged 21–65 years meeting DSM 5 criteria for MDD and having a score on the Beck Depression Inventory, Second Edition (BDI-II), between 20 and 63 were eligible to participate. Participants utilized tACS or sham treatment for two 20-minute treatment sessions daily for 4 weeks. The primary outcome was change in BDI-II score from baseline to the week 2 time point in an intent-to-treat analysis, followed by analyses of treatment-adherent participants. Secondary analyses examined change at the week 1 and 4 time points, responder rates, subgroup analyses, other self-report mood measures, and safety. The study was conducted from April to October 2022.

Results: A total of 255 participants were randomized to active or sham treatment. Improvement in intent-to-treat analysis was not statistically significant at week 2 (P= .056), but there were significant effects in participants with high adherence (P= .005). Significantly greater improvement at week 1 (P= .020) and greater response at week 4 (P= .028) occurred following tACS. Improvements were significantly larger for female participants. There were no significant effects on secondary mood measures. Side effects were minimal and mild.

Conclusions: Rapid, clinically significant improvement in depression in adults with MDD was associated with tACS, particularly for women. Compared to other depression therapies, tACS has 3 key advantages: rapid, clinically significant treatment effect, the ability of patients to use the treatment on their own at home, and the rarity and low impact of adverse events.

Trial Registration: ClinicalTrials.gov identifier: NCT05384041

Citation: J Clin Psychiatry 2024;85(2):23m15078

We also sponsored and completed an 8-week clinical trial to validate our Version 2.0 technology (OAK®) for the treatment of anxiety in first responders. This study achieved its primary endpoint with statistical and clinical significance, and the results are being prepared for publication, and to support Class II FDA 510(k) and Class IIb CE Mark applications to legally market our Version 2.0 technology in the US and Europe.

Employees

After ceasing to commercially distribute our Version 1.0 device, we streamlined operations to focus on research and development, as well as regulatory affairs, with a full-time CEO who leads a team of part-time customer service and finance employees, consultants, advisors, and freelancers, allowing the company to maintain minimal fixed overhead during its development phase, and prior to launching Version 2.0 of its product. In addition to various consultants, we currently have three full-time employees and two part-time employees.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Box 104, New York, where we currently lease 1,694 square feet of office space under an amended 1-year lease for $6,495 per month, which ends on January 1, 2026.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Legal Proceedings

We are currently engaged in disputes with several prior vendors that we believe have not fulfilled their commitments or acted fraudulently, and, if not resolved, one or more of these disputes may lead to litigation or arbitration proceedings.

Since 2022, we have disputed digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, that total $1,223,030, plus interest and fees. While we continue to negotiate a reasonable settlement, the vendor may ultimately initiate a legal proceeding to pursue the full amount. If that occurs, we intend to vigorously defend ourselves and may bring a counterclaim(s) against the vendor.

We are disputing a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products. A preliminary settlement for a fraction of the contested invoice has been agreed to by the parties. However, if the agreement is not finalized, the vendor may commence a legal proceeding to pursue the full amount. If such a proceeding is commenced, we intend to vigorously defend ourselves.

We are disputing a $124,954.50 invoice from a testing laboratory. We believe we were significantly overbilled. The counterparty has not communicated with us since 2023, when we were attempting to negotiate a reasonable settlement. If a legal proceeding is commenced, we intend to vigorously defend ourselves.

The Company recently received a demand letter for $332,462.50 plus accrued interest of $23,549.43 related to studies that were ultimately not conducted. While we intend to contest the invoice in its entirety, if necessary, a reasonable settlement is being negotiated at this time. If a legal proceeding is commenced, we intend to vigorously defend ourselves.

RISK FACTORS

An investment into this Offering and the Company involves risk. In evaluating us, careful consideration should be given to the following risk factors, in addition to the other information included in this Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in the Company. The following is a summary of the risk factors that we currently believe make an investment in the Company speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.

The Fisher Wallace Stimulator Version 1.0 was a variable output Cranial Electrotherapy Stimulation ("**CES**") device that was legally marketed in the United States using 510(k) clearances issued by the United States Food & Drug Administration (the "**FDA**") for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia, but permitted established manufacturers to continue marketing products under the 510(k) for an extended period of time. As a result, in April 2023, we ceased marketing our Version 1.0 device. Our inability to continue marketing our Version 1.0 device resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device, or obtain approval and clearance for our Version 2.0 in other markets, including in Europe and the UK through the CE Mark and UKCA Mark pathways, and successfully commercialize the product.

We are seeking FDA approval and clearance for our Version 2.0 device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.

We have conducted multiple clinical trials with our Version 2.0 device and are actively pursuing FDA approval and clearance. Failure to obtain FDA approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States. We intend to apply for approval and clearance for our Version 2.0 in other markets, including in Europe, regardless of the outcomes of our US applications, but there is no guarantee we will be successful in obtaining regulatory clearance in Europe.

Our failure to comply with government regulations could adversely affect our business.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

A new version of our Fisher Wallace Stimulator is in development and will require additional capital to be commercialized.

We have developed a new version of our technology with new therapeutic output, industrial design and packaging, as well as a mobile app to offer recurring digital health services, support usage compliance, and track symptoms and cognitive performance. If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize the new device, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on an assumption that our new products will gain traction in the marketplace at a faster rate than our previous products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured our Version 2.0 device for research purposes. Delays or cost overruns in the development of the commercial version of our Version 2.0 device and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We received reports of a number of our variable output devices overheating when batteries were installed into the device incorrectly (i.e., backwards). We have no evidence of a risk of fire. We informed customers of the issue and determined that a removal action was not necessary. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

We discovered that the Version 1.0 variable output devices produced by our previous (terminated) Chinese contract manufacturer did not have reverse current protection despite such protection being present in the spec, and that this lack could cause the two AA batteries to become warm or hot if accidentally installed incorrectly (backwards). A third party engineering firm concluded that there is no risk of fire. We alerted all customers who received these devices of the potential overheating risk, and cautioned them to not put the batteries in backwards. We also terminated the Chinese contract manufacturer. It is possible that products produced in the future may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix all defects in future products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face significant market competition.

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have debt obligations and credit lines.

We have an outstanding Promissory Note due to our founder, Charles A. Fisher in the principal amount of $576,525, which accrues interest at 5% per annum. Interest in the amount of $144,131 has accrued as of December 31, 2024. In addition, we have convertible promissory notes totalling $220,000 due to Simon Webster, which do not bear interest. In addition, we have various credit lines and may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement or notes could have a material adverse effect on our business, results of operations or financial condition.

Certain legal claims have been threatened against us which could result in lawsuits.

We have various disputes with former vendors that could result in collection lawsuits, which we are attempting to resolve. *See "The Company and Its Business – Legal Proceedings*." We are attempting to negotiate a settlement with one such vendor, a testing lab, which invoiced us $124,954.50 for services. We believe we were overbilled because we canceled a portion of the services before they commenced. We are attempting to negotiate a reasonable settlement, though the matter could result in a lawsuit. If a lawsuit is filed, we intend to vigorously defend ourselves. We are also attempting to settle a dispute over a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products, which if we are unable to settle, could result in a lawsuit. In addition, we are attempting to settle a dispute with respect to $1,223,030 in digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, and are in settlement discussions. If we are unable to settle this matter, a lawsuit could be filed against us.

In addition, from time to time, we may receive other claims and become subject to lawsuits involving, breach of contract, employment, copyright infringement and other matters related to the conduct and operation of our business. Such litigation, and any future litigation, whether as plaintiff or defendant, may be costly and time consuming and could divert management and key personnel from our regular business operations. An unfavorable resolution of any such matter could have a material adverse effect on our business.

Our intellectual property could be unenforceable or ineffective.

We have filed patent applications covering the therapeutic output and industrial design of our Version 2.0 device; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, quality management, regulatory affairs, product development, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our third-party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results.

Manufacturing and selling our products internationally may present risks. [do we want to address tariffs?]

Certain components of our products are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, domestic tariffs and those of foreign countries, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Holders of Series Seed Preferred have liquidation and dividend preferences.

The Series Seed Preferred has liquidation and dividend preferences. We may not pay any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred first or simultaneously receive a dividend equal to the dividend they would receive if the Series Seed Preferred were converted into shares of Common Stock. If we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series Seed Preferred are entitled to receive $2.6774 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred. There are currently 933,727 outstanding shares of Series Seed Preferred. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred would receive $2,500,000 prior to any distribution of assets to the Common Stockholders.

Did this expire with the anti-dilution distribution from founders?

Holders of Series Seed Preferred have anti-dilution protection.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price of the Series Seed Preferred, or $2.6774 per share.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Our valuation has been established internally and is difficult to assess.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Class B Non-voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Uncertain Risk.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities in this Offering should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that we will be able to produce the product at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering the securities representing ownership, which may be defined as Common Shares/Stock, Interests, or Units in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2024 (the "**2024 Annual Period**"), and the twelve-month period ended December 31, 2023 (the "**2023 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019.

Results of Operation

Sales

For the 2024 Annual Period our net sales were $47,412 compared to $2,019,528 for the 2023 Annual Period. We have experienced a significant decrease in revenue during 2024, because we stopped selling our older, variable output device for the specific designations of depression and anxiety and/or insomnia in the United States, due to the expiration of our marketing clearances for depression, and the likelihood of an enforcement action if we continued to market our older device for anxiety and/or insomnia in the United States. We expect such revenue impact to continue unless and until we obtain FDA approval or clearance to market and sell our Version 2.0 device in the United States, and/or obtain approval and clearance to market and sell our Version 2.0 Device in other markets, such as in Europe.

Cost of Goods Sold

For the 2024 Annual Period, our cost of goods sold was $3,012 compared to $350,736 for the 2023 Annual Period. The significant decrease in the cost of goods sold during 2024, is primarily a result of the decrease in sales volume.

Gross Profit

For the 2024 Annual Period, our gross profit before operating expenses was $44,400 compared to a gross profit of $1,668,791 for the 2023 Annual Period.

Operating Expenses

Our operating expenses consist of advertising marketing and sales expenses, general and administrative expenses and research and development expenses. For the 2024 Annual Period, our operating expenses were $1,363,644, including $30,705 for advertising, marketing and sales, $1,054,233 for general and administrative and $278,706 for research and development.

For the 2023 Annual Period, our operating expenses were $3,216,229, including $1,210,616 for advertising, marketing and sales, $1,373,964 for general and administrative and $631,649 for research and development. The significant decrease in both income and expense in 2024 was due to the expiration, on April 6, 2023, of our FDA marketing clearance for our older, variable output device for the treatment of depression

Loss From Operations

Our loss from operations was $1,319,24**3** for the 2024 Annual Period, compared to $1,547,438 for the 2023 Annual Period.

Other Expenses and Income

Other Expenses for the 2024 Annual Period were $129,030, including $96,69**3** in interest expense related to our various credit lines, and $32,337 in expense related to settlements of disputes and previous year payables. Other Expenses for the 2023 Annual Period were $96,944, including $89,444 in interest expense related to our various credit lines, and a $7,500 expense for settlement of a contract dispute. These expenses were offset by $25,463 in other income from the return of deposits from previous year clinical studies.

Net Loss

Our net loss for the 2024 Annual Period was $1,422,811, compared to a net loss of $1,664,382, for the 2023 Annual Period. The significant decrease in losses is primarily due to our halting sales and related operating expenses, while we concentrate on development of the next version of our device and on completion of clinical trials.

Liquidity and Capital Resources

Since our inception we have raised more than $10.0 million through various securities offerings, which we have used for demand generation, research, product development, regulatory affairs, manufacturing, and operations. As of December 31, 2024, we had $41,626 in cash and cash equivalents, compared to $311,160 as of December 31, 2023.

As of December 31, 2024, the Company had capital resources available in the form of a line of credit for $200,000 from Bing, and recurring access to Shopify Capital advances against revenue that typically amount to approximately one month of revenue. As of September, 25, 2024, we ceased advertising on Google or Bing as we no longer market or distribute our Version 1.0 device, while we concentrate our resources on completing clinical trials and preparing to go to market with the next version of our device.

Our inability to market our Version 1.0 device for the specific designations of depression and anxiety and/or insomnia, has resulted in a significant reduction of revenue, which shall continue until and unless we obtain approval or clearance for our Version 2.0 device.

We will incur significant additional costs in finalizing the development of our new Version 2.0 device, including, expenses in completing clinical trials and FDA approvals, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from various securities offerings, future fundraising campaigns, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results.

Debt

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum. As of December 31, 2024, we had $60,908 outstanding under our American Express card.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum. As of December 31, 2024, we had $112,382 outstanding under this card. We also have an advance against revenue from Shopify Capital, which had a balance due on December 31, 2024 of $429,207 and which is collected daily as a 17% deduction from our sales revenue.

We have an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, which with accrued interest now totals $720,656 as of December 31, 2024. Interest accrues at a rate of 5% per annum on the principal amount of the loan.

We also have outstanding two convertible promissory notes in the aggregate principal amount of $220,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Kelly Roman	Chief Executive Officer and Director	August 2019 – Present
Charles A. Fisher and Director	Chief Financial Officer,	August 2019 – Present

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Between July 2009 and August 2019, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast).

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

Compensation

Name	Position	Age	Term of Office	Approximate Hours per Week
Kelly Roman	CEO and Director	50	August 2019 – Present	NA
Charles Fisher	CFO and Director	67	August 2019 – Present	NA

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of December 31, 2024, by each person whom we know that owned, beneficially, more than 20% of the outstanding voting securities.

Holder	Number and Class of Securities	Percentage
Charles A. Fisher	3,775,651 Class A Shares	63.23%

RELATED PARTY TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525 (the "Note"). Pursuant to an Asset Purchase Agreement entered into on or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 Class A Shares, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525. Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the company.

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capital LTD. ("**SHUFL**"). Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL, was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred to SHUFL in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement, we issued SHUFL an additional 19,918 shares of Series Seed Preferred, and in connection therewith, Amended our to Amended and Restated Certificate of Incorporation, to (a) increase the authorized number of shares of Preferred Stock and Series Seed Preferred, from 913,809 shares to 933,727 shares, and (b) decrease the Series Seed Conversion Price and Series Seed Original Issue Price from $2.7358 per share to 2.6774 per share.

In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c). Simon Webster, a director at the time, is the Chief Executive Officer of SHUFL. The Note was convertible into Class A Shares, at a conversion price of $2.7358 per share. On January 4, 2023, SHUFL converted its Convertible Promissory Note into 98,691 shares of Class A Shares. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $75,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures on the four-month anniversary of the closing of a financing in the minimum amount of $750,000.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $100,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation.

In August 2024, Mr. Webster resigned from his external directorship due to his role as Group CEO of Vistra, which included Mr. Webster resigning as a director of the Company.

OUR SECURITIES

Our authorized capital stock consists of 11,100,000 shares of common stock, par value $0.0001 per share, of which 7,100,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 4,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"), and 913,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**").

As of December 31, 2024, we had 5,971,315 Class A Shares outstanding, 1,940,430 Class B Shares outstanding, and 933,727 Series Seed Preferred Stock Shares outstanding. As of December 31, 2024, we also had outstanding options to purchase 350,205 Class B Shares, having an exercise price of between $1.65 and $5.00 per share, a warrant to purchase 37,556 Class B Shares having an exercise price of $6.21 per share, and warrants to purchase 30,000 Class B Shares having an exercise price of $3.13 per share. We also have 631,691 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted in the future.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of the Class A Shares, and, and in certain instances, the approval of the holders of Class A Shares and Series Seed Preferred Stock, voting as separate classes, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock and Series Seed Preferred Stock.

Common Stock and Preferred Stock

Liquidation Preference

In the event of any liquidation or winding up of the company, or a merger, consolidation or sale of substantially all of the assets of the company (a "**Deemed Liquidation Event**"), the holders of Series Seed Preferred Stock shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the "**Series Seed Liquidation Amount**"). The "**Original Issue Price**" is currently, $2.6774, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred Stock, the remaining assets of the company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be automatically converted into Class A Shares at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred Stock consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) of the three directors of the company.

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the company must obtain the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock, to among other things, liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation, effect an initial public offering, change the constituting documents of the company in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, including, creating additional classes of stock that ranks senior or on par with the Series Seed Preferred Stock.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred Stock and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the company, proposed to be transferred by any of the company's founding stockholders.

Tag-Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the company, proposed to be transferred by Founding Stockholders, which would result in a change of control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the company shall provide to the holders of Series Seed Preferred Stock: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect the company's properties, books and records**.**

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.6774 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on February 19, 2025.

FISHER WALLACE LABORATORIES, INC.

By: *Kelly Roman*

Kelly Roman, Chief Executive Officer

<u>EXHIBIT A</u>

FINANCIAL STATEMENTS

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements

December 31, 2024 and 2023

FISHER WALLACE LABORATORIES, INC.

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 and 2023

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023

	Consolidated	
	December 31, 2024	**December 31, 2023**
ASSETS		
Current Assets:		
Cash in banks	$ 41,626	$ 311,160
Inventories	100,494	48,573
Other current assets	721	1,284
Total Current Assets	142,841	361,017
TOTAL ASSETS	$ 142,841	$ 361,017
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts and credit cards payable	$ 1,657,850	$ 1,931,225
Loans payable, net of unamortized discount	596,721	569,243
Deferred revenue	705,581	721,861
Other current liabilities		
Total Current Liabilities	2,960,152	3,222,329
Non-Current Liabilities:		
Convertible notes and accrued interest	220,000	175,000
Due to related party and accrued interest	720,656	691,830
Total Non-Current Liabilities	940,656	866,830
Total Liabilities	3,900,809	4,089,159
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock	159	159
Class A voting common stock	600	600
Class B nonvoting common stock	170	170
Additional paid-in capital, net of offering costs	12,475,522	11,012,824
Class B common stock subscriptions receivable		
Accumulated deficit	(16,234,420)	(14,741,895)
Total Stockholders' Equity (Deficit)	{3,757,968)	(3,728,142)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICI1)	$ 142,841	$ 361,017

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Net sales	$ 47,412	$ 2,019,527
Cost of goods sold	3,012	350,736
Gross profit	44,400	1,668,791
Operating Expenses:		
Advertising and marketing	30,705	1,210,616
General and administrative expenses	1,054,233	1,373,964
Research and development	278,706	631,649
Total Operating Expenses	1,363,644	3,216,229
Loss from operations	(1,319,243)	(1,547,438)
Other Expenses:		
Interest income (expense), net	(96,693))	(89,444)
Other income (expense), net	(6,874)	(7,500)
Provision for income tax		
Net Loss	$ (1,422,811)	$ (1,644,382}
Weighted-average vested common shares outstanding:		
- Basic and Diluted	9,894,103	9,653,533
Net loss per common share		
- Basic and Diluted	$ (0.14)	$ (0.17)

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2024 and 2023

	Series Seed Preferred		Class A Common		Class B Common		Additional	Accumulated	Shareholders
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance at December 31, 2022	913,809	$ 91.38	6,000,000	$ 600	1,429,558	$ 142.96	$ 8,948,580	$ (13,097,513)	$ (4,224,515)
Cumulative Error	-	-	-	-	-	-	-	-	$ 76,468
Net income (loss)	-	-	-	-	-	-	-	$ (1,644,382)	$ (1,644,382)
Convertible Notes Converted	-	-	158,709	$ 15.87	-	-	$ 420,622	-	$ 420,638
Anti-Dilution Distribution from Founders	19,918	$ 1.99	(158,709)	$ (15.87)	-	-	-	-	
CF Issuance of Class B common stock	-	-	-	-	269,526	$ 26.95	$ 1,992,917	-	$ 1,992,944
Offering Costs	-	-	-	-	-	-	$ (349,295)	-	$ (349,295)
Balance at December 31, 2023	**933,727**	**$ 93.4**	**6,000,000**	**$ 600**	**1,699,084**	**$ 169.91**	**$ 11,012,824**	**$ (14,741,895)**	**$ (3,728,142)**
CF Issuance of Class B common stock	-	-	-	-	212,661	$ 21.27	$ 1,484,138	-	$ 1,484,159
Class A-B Share Swap	-	-	(28,685)	$ (2.87)	28,685	$ 2.87	-	-	$ -
Offering costs	-	-	-	-	-	-	$ (255,892)	-	$ (255,892)
Cumulative Adjustment	-	-	-	-	-	-	$ 234,452	$ (69,714)	$ 163,789
Par Value Adjustment	-	-	-	-	-	-	$ 929		$ 929
Net Income (loss)	-	-	-	-	-	-	-	$ (1,422,811)	$ (1,422,811)
Balance at December 31, 2024	**933,727**	**$ 94.0**	**5,971,315**	**$ 597**	**1,940,430**	**$ 194**	**$ 12,476,451**	**$ (16,234,420)**	**$ (3,757,968)**

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Cash Flows from Operating Activities		
Net Loss	$ (1,422,811)	$ (1,644,382)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilities:		
Increase/(decrease) in inventories	(51,921)	243,477
Increase/(decrease) in other current assets		17,932
Increase/(decrease) in accounts	(13,075)	17,190
Increase/ (decrease) in accrued expenses	(54,999)	(209,285)
Increase/(decrease) in other current liabilities	32,479	
Increase/(decrease) in deferred revenue	(16,279)	(307,695)
Increase/(decrease) in due to related party	28,826	86,479
Net Cash Used in Operating Activities	(74,969)	(1,796,284)
Cash Flows from Financing Activities		
Proceeds from/(repayment of) loans, net		(161,540)
Proceeds from issuance of equities	1,228,246	2,140,755
Net Cash Provided by Financing Activities	1,228,246	1,979,215
Net Change In Cash	(269,534)	182,931
Cash at Beginning of Period	311,160	128,229
Cash at End of Period	$ 41,626	$ 311,160
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 41,626	$ 89,444
Cash paid for income taxes	$	$

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the "Company"), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the "LLC"), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company's Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company's headquarters are in New York, NY.

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980s and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company has a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45- 5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level **1** - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 -

Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash balances exceeded federally insured limits by $0 and $61,160, respectively.

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2024 and 2023.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2024 and 2023, the Company's inventory balances amounting to $100,494 and $48,573 respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2024 and 2023.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company's patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company's commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, strap material, transportation from the manufacturer including tariffs, and mandated device testing. Starting in 2022, sales fees, including Shopify and PayPal are being expensed under advertising marketing and sales expense, rather than under cost of goods sold, as in the past..

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

asset to zero. As a result, the Company's net effective tax rate was 0% for the years ended December 31, 2024 and 2023.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: DEBT INSTRUMENTS

The Company's loans payable as of December 31, 2024 consist of:

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Shopify Advance	$429,207
Facebook Payable	167,513
Related party loan	720,656
Loans payable	$1,317,3763

The Company issued $220,000 of convertible notes in 2023, which were still outstanding as of December 31, 2024.

NOTE 5: STOCKHOLDERS' EQUITY/ (DEFICIT)

Capital Structure

On December 22, 2021, the Company amended its certificate of incorporation to amend its authorized stock to 9,150,000 shares of common stock, consisting of 6,920,000 shares of Class A voting common stock and 2,230,000 shares of Class B non-voting common stock, and 913,809 shares of preferred stock, designed as Series Seed Preferred Stock. Each with $0.0001 par value per share.

Class A voting common stock have voting rights, while Class B nonvoting common stock do not. The common stock is subject to the rights and preferences of common stock. Preferred stockholders are entitled to certain dilution protected dividend preference over common stockholders. Series Seed Preferred Stock are convertible at the holders' option into common stock at a dilution protected **1:1** conversion rate. Series Seed Preferred stock is subject to mandatory conversion if and upon an initial public offering. Series Seed Preferred Stock are entitled to one vote per share on an as-converted basis.

Common Stock

As of December 31, 2024, the Company had 5,971,315 shares of Class A common stock and 1,940,430 shares of Class B common stock.

Preferred Stock

In December 2021, the Company issued 456,905 shares of its Series Seed Preferred Stock to an investor at $2.7358 per share, providing proceeds of $1,250,000. In March 2022, the Company issued another 456,904 shares for another $1,250,000 in cash. In 2023, an additional 19,918 shares of preferred stock were issued under an anti-dilution agreement. There are 933,7279 shares of Series Seed Preferred Stock outstanding.

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

2021 Omnibus Incentive Plan

The Company adopted the *2021 Omnibus Incentive Pian* (the "Plan"), as amended and restated. The Plan permits the grant of stock options to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Stock options are subject to vesting restrictions determined on a case-by-case basis.

The Company has reserved 981,896 shares of common stock under the Plan. As of December 31, 2024, 631,691 shares remained available for issuance under the Plan.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $576,525 with $144,131 accrued interest as of December 31, 2024. This loan bears 5% interest per annum starting January 1, 2020 and has no fixed maturity.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

Starting February of 2022, the Company entered into a new lease agreement with Acumen Capital Partners LLC for office space for an average monthly rent of $6,495.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605-Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 30, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, management notes the following additional material events were identified which require disclosure.

In March 2025, the Company engaged in a DealMaker Regulation CF Offering for convertible notes, which raised $203,314.37 (inclusive of a 3.5% Investor Processing Fee) from 133 investors. The Notes are subject to automatic conversion at a twenty percent (20%) discount in the case of an equity financing event. In the case of a liquidity event, the notes will cash out at the greater of the purchase amount or the amount payable to the number of shares converted.

In April 2025, the Company launched a DealMaker Regulation D 506(c) SAFE note offering to accredited investors with a minimum investment of $2,500 and a post-money valuation cap of $25,000,000. This offering is ongoing as of filing this annual report.